Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

REED’S, INC.

Reed’s, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Certificate of Amendment (this “Certificate of Amendment”), which amends its Certificate of Incorporation (the “Certificate of Incorporation”), as described below, and does hereby further certify that:

FIRST: The Board of Directors of the Corporation duly adopted a resolution proposing and declaring advisable the amendment to the Certificate of Incorporation described herein, and the Corporation’s stockholders duly adopted such amendment, all in accordance with the provisions of Section 242 of the DGCL.

SECOND: Article FOURTH of the Certificate of Incorporation is hereby amended by adding the following paragraph to the end of such Article:

“That, effective after filing this Certificate of Amendment of Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware, on January 26, 2023 at 5:00 PM Eastern (the “Effective Time”), a one-for-fifty (1:50) reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each fifty (50) shares of Common Stock outstanding and held of record by each stockholder of the Corporation immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, (i) with respect to holders of one or more certificates which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive one (1) additional whole share of Common Stock; provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (a) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time and (b) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock have been reclassified; and (ii) with respect to holders of shares of Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive one (1) additional share of Common Stock automatically and without any action by the holder.

The total number of shares of capital stock which the Corporation shall have authority to issue is 180,500,000 shares consisting of (a) 180,000,000 shares of Common Stock, $0.0001 par value per share (the “Common Stock”) and (b) 500,000 shares of Preferred Stock, $10.00 par value per share (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of directors is hereby authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences, and rights and the qualifications, limitations, or restrictions thereof, of each such series of Preferred Stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting such series and the designation thereof, or any of the foregoing. The Board of Directors of directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issue of shares of such series then outstanding, subject to the powers, preferences, and rights and the qualifications, limitations, and restrictions thereof stated in the resolution of the Board of Directors of directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by the Chief Financial Officer of the Corporation on January 25, 2023.

REED’S, INC.

/s/ Thomas J. Spisak
By:	Thomas J. Spisak
Title:	Chief Financial Officer